UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________
FORM 6-K
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CURRENT REPORT
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2023

Commission File Number: 001-39829

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COGNYTE SOFTWARE LTD.
(Translation of registrant’s name into English)
______________________

33 Maskit
Herzliya Pituach
4673333, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☑	Form 40-F	☐

On August 1, 2023, Cognyte Software Ltd. (the “Company”) announced that an Annual General Meeting of its Shareholders will be held on Wednesday, September 6, 2023, at 4:30 p.m. (Israel time), at the Company’s headquarters at 33 Maskit Street, Herzliya Pituach, 4673333, Israel (the “Annual General Meeting”). In connection with the Annual General Meeting, the Company hereby furnishes the following documents:

(i) a Notice and Proxy Statement with respect to the Annual General Meeting describing the proposals to be voted upon at the meeting, the procedure for voting in person or by proxy at the meeting and various other details related to the meeting (the “Notice and Proxy Statement”); and

(ii) a Proxy Card whereby holders of ordinary shares of the Company may vote at the meeting without attending in person (the “Proxy Card”).

The Notice and Proxy Statement is attached to this Form 6-K as Exhibit 99.1 and the Proxy Card is attached to this Form 6-K as Exhibit 99.2.

This Form 6-K and related exhibits are hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (Registration No. 333-252565).

Exhibit No.	Description
99.1	Notice and Proxy Statement with respect to the Company’s Annual General Meeting of Shareholders to be held on September 6, 2023.
99.2	Proxy Card for the Company’s Annual General Meeting of Shareholders to be held on September 6, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COGNYTE SOFTWARE LTD.
Date:	August 1, 2023
By: /s/ Elad Sharon
Name: Elad Sharon
Title: Chief Executive Officer